BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Sprott Focus Trust, Inc.
Sprott Asset Management LP

Application for an Order
Pursuant to Section 6(c) of the Investment Company Act of 1940
For an Exemption from Section 19(b) of the Investment Company Act of 1940 and Rule 19b-1 thereunder

File No. 812-__________

Please send all communications to:

Bibb L. Strench, Esq.
Seward & Kissel LLP
901 K Street NW
Washington, DC 20001
with a copy to: Tom Ulrich Sprott Asset Management USA Inc. 1910 Palomar Point Way, Suite 200 Carlsbad, CA 92008

Page 1 of 19 sequentially numbered pages (including exhibits)
As filed with the Securities and Exchange Commission on March 27, 2015

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

In the Matter of:	:
:
SPROTT FOCUS TRUST, INC. 1910 Palomar Point Way, Suite 200 Carlsbad, CA 92008	:
SPROTT ASSET MANAGEMENT LP Royal Bank Plaza, South Tower 200 Bay Street, Suite 2700 Toronto, Ontario, Canada M5J2J1	:	Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 granting an exemption from Section 19(b) of the Investment Company Act of 1940 and Rule 19b-1 thereunder.
:
:
File No. (812-__________)	:
:

PRELIMINARY STATEMENT
Sprott Focus Trust, Inc. (the "Existing Fund"), a registered closed-end investment company, and Sprott Asset Management LP ("Sprott Asset", and together with the Existing Fund, the "Applicants"), hereby apply for an order (the "Order") of the Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), providing the Existing Fund, and each other registered closed-end investment company advised or to be advised in the future by Sprott Asset or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with Sprott Asset (including any successor in interest1) (each such entity, including Sprott Asset, the "Adviser"), that in the future seeks to rely on the Order (such investment companies, together with the Existing Fund, are individually referred to as a "Fund" and collectively referred to as the "Funds"), an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below (the "Application").2
The Existing Fund was formerly named Royce Focus Trust, Inc. In prior applications, the existing Fund, its investment adviser at the time, Royce & Associates, LLC, and certain other closed-end investment companies managed by Royce & Associates, LLC, received an order and a subsequent amended order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder permitting the Existing Fund and the other closed-end investment companies managed by Royce & Associates, LLC, to institute dividend payment policies ("specified periodic payments") with respect to their preferred stock and to implement distribution policies ("periodic pay-out policies") with respect to their common stock (the "Prior Orders").3 The Existing Fund has requested the Order because it may no longer rely on the Prior Orders as a result of the change of its investment adviser from Royce & Associates, LLC to Sprott Asset. When the requested Order is issued, the Existing Fund will rely solely on the Order, and not the Prior Orders.4

1 A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.
2 The only existing registered closed-end investment company that currently intends to rely on the Order has been named as an Applicant. Any Fund that may rely on the Order in the future will comply with the terms and conditions of the Application.
3 See Royce Global Trust, Inc. and Quest Advisory Corp., Investment Company Act Rel. Nos. 22665 (May 16, 1997) (notice) and 22704 (June 11, 1997) (the Existing Fund and Royce & Associates were applicants under the former names Royce Global Trust, Inc. and Quest Advisory Corp., respectively); and Royce Focus Trust, Inc., et al., Investment Company Act Release Nos. 30447 (April 4, 2013) (notice) and 30499 (April 30, 2013) (order).
4 The other applicants to the Prior Orders (Royce Value Trust, Inc., Royce Micro-Cap Trust, Inc., and Royce & Associates, LLC) may continue to rely on the Prior Orders.

STATEMENT OF FACTS
I.            The Applicants
The Existing Fund's investment goal is long-term capital growth, which it seeks to achieve by generally investing more than 65% of its assets in common stocks, convertible preferred stocks, convertible debentures and other equity securities. The Existing Fund may also invest up to 25% of its assets in non-convertible fixed income securities. A value approach is used to invest the Existing Fund's assets in a limited number (generally less than 100) of domestic and foreign companies. While the Existing Fund is not restricted as to stock market capitalization, a significant portion of the Existing Fund's assets are generally invested in small-cap companies (companies with stock market capitalizations between $750 million and $2.5 billion) and micro-cap companies (companies with stock market capitalizations below $750 million). The Existing Fund's common stock, par value $.001 per share, is listed and traded on the NASDAQ Global Select Market. On December 31, 2014, the Existing Fund's total net assets were $187.7 million, and 22,731,209 shares of its common stock were issued and outstanding.5
The Existing Fund is organized as a Maryland corporation, and is, and each investment company that relies in the future on the Order will be, registered under the Act as a closed-end investment company.
Sprott Asset, a limited partnership organized under the laws of Canada, is a registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), with its principal place of business in Toronto, Ontario, Canada. Sprott Asset commenced operations as an investment adviser on November 20, 2002. Sprott Asset is a wholly-owned subsidiary of Sprott Inc., a public company whose securities are listed on the Toronto Stock Exchange. Sprott Asset's investment advisory business in the United States consists of: (i) serving as sponsor and manager to Sprott Physical Gold Trust, Sprott Physical Silver Trust, and Sprott Physical Platinum and Palladium Trust, each a closed-end trust formed under the laws of Canada and traded on the NYSE Arca; (ii) serving as the investment manager to certain privately offered pooled investment vehicles in which U.S. residents invest; and (iii) serving as investment adviser to the Existing Fund. As of December 31, 2014, Sprott Asset had an aggregate of approximately $5.3 billion in assets under management, none of which at the time was managed for United States registered investment companies. Sprott Asset became the investment adviser of the Existing Fund on March 6, 2015.
Sprott Asset has engaged Sprott Asset Management USA Inc. ("Sprott USA") as sub-adviser for the Existing Fund. Sprott USA is an investment advisory firm with its principal place of business in Carlsbad, California, and was founded in 2005. Sprott USA is owned by Sprott U.S. Holdings, Inc., a subsidiary of Sprott Inc. Sprott USA commenced operations as an investment adviser and has been registered with the Commission as an investment adviser since February 7, 2006. Sprott USA provides investment supervisory services on a discretionary basis to its clients, which include individuals and institutions with separately managed accounts. As of December 31, 2014, Sprott USA had an aggregate of approximately $362 million in assets under management. Sprott USA became the sub-adviser of the Existing Fund on March 6, 2015.
Each Adviser to a Fund will be registered under the Advisers Act.

5 The Existing Fund redeemed all of its outstanding preferred stock on November 15, 2012, and currently has no preferred stock outstanding.

II.            Relief Requested
Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the "Code"), more often than once every twelve months. Rule 19b-1 under the Act provides that no registered investment company which is a "regulated investment company" as defined in Section 851 of the Code may make more than (i) one "capital gain dividend," as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (provided that it does not exceed 10% of the total amount distributed for the taxable year).
Applicants believe that Rule 19b-1 should be interpreted to permit the Funds to pay an unlimited number of distributions on its common and preferred stock (if any) so long as they makes the designation necessary under the Code and Rule 19b-1 to characterize those distributions as "capital gain dividends" restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from that designation over more than the permissible number of distributions. However, to maintain certainty for the current distribution policies of the Existing Fund, and to obtain certainty for the distribution policies that may be adopted by other Funds in the future (each, a "Distribution Policy"), in the absence of such an interpretation, Applicants hereby request an Order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder. The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains as frequently as 12 times in any one taxable year in respect of its common stock and as often as specified by, or determined in accordance with the terms of, any preferred stock issued by the Funds.
Pursuant to the Prior Orders, the Existing Fund has established a Distribution Policy with respect to its common stock. The Existing Fund has a periodic payout policy of paying quarterly distributions on the Existing Fund's common stock. Distributions are currently being made at the annual rate of 5% of the rolling average of the prior four calendar quarter-end NAVs of the Existing Fund's common stock, with the fourth quarter distribution being the greater of 1.25% of the rolling average or the distribution required by Internal Revenue Service regulations. The Existing Fund currently has no outstanding preferred stock. Prior to the redemption by the Existing Fund of all outstanding preferred stock on November 15, 2012, the Existing Fund had established a Distribution Policy with respect to its preferred stock.

III.            REPRESENTATIONS OF APPLICANTS.
1.	Prior to a Fund's implementing a Distribution Policy in reliance on the Order requested by this Application, the board of directors (the "Board") of such Fund, including a majority of the directors who are not interested persons of such Fund, as defined in Section 2(a)(19) of the Act (the "Independent Directors"), will request, and the Adviser will provide, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy. In the case of the Existing Fund, the Board approved a Distribution Policy substantially similar to the distribution policy that had been in place prior to the date of this Application. In particular, the Board and the Independent Directors will review information regarding: (i) the purpose and terms of the Distribution Policy; (ii) the likely effects of the policy on such Fund's long-term total return (in relation to market price and net asset value per share of common stock ("NAV")); (iii) the expected relationship between the Fund's distribution rate on its common stock under the policy and the Fund's total return (in relation to NAV); (iv) whether the rate of distribution is anticipated to exceed the Fund's expected total return in relation to its NAV; and (v) any foreseeable material effects of the policy on the Fund's long-term total return (in relation to market price and NAV). The Independent Directors will also consider what conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might have with respect to the adoption or implementation of the Distribution Policy. Following this review, the Board, including the Independent Directors, of each Fund will, before adopting or implementing any Distribution Policy for a Fund, make a determination that the Distribution Policy is consistent with the Fund's investment objectives and in the best interests of the holders of the Fund's common stock. The Distribution Policy will be consistent with a Fund's policies and procedures and will be described in the Fund's registration statement.
2.	Prior to implementation of a Distribution Policy for any Fund, pursuant to the Order requested by this Application, the Board of such Fund shall have adopted, policies and procedures ("Section 19 Compliance Policies") pursuant to Rule 38a-1 under the Act that:
(i)            are reasonably designed to ensure that all notices required to be sent to the Fund's stockholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a "19(a) Notice") include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and
(ii)            require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.
The records of the actions of the Board of each Fund will summarize the basis for the Board's approval of the Distribution Policy, including its consideration of the factors described above. These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

Generally, the purpose of a Distribution Policy will be to permit a Fund to distribute over the course of each year, through periodic distributions in relatively equal amounts (plus any required special distributions), an amount closely approximating the total taxable income of the Fund during the year and, if determined by the Board, all or a portion of returns of capital paid by portfolio companies to such Fund during the year. Under the Distribution Policy of a Fund, such Fund would distribute periodically (as frequently as 12 times in any taxable year) to its respective common stockholders a fixed percentage of the market price of such Fund's shares of common stock at a particular point in time or a fixed percentage of NAV at a particular time or a fixed amount per share of common stock, any of which may be adjusted from time to time. It is anticipated that under a Distribution Policy, the minimum annual distribution rate with respect to such Fund's shares of common stock would be independent of the Fund's performance during any particular period but would be expected to correlate with the Fund's performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of a Fund's performance for the entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the Fund's common stock would be at the stated rate then in effect. The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund, and may modify or terminate a Distribution Policy at any time.
IV.            JUSTIFICATION FOR THE REQUESTED RELIEF
Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction from any provision of the Act or of any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Funds and their respective stockholders.
A.            Receipt of the Order would serve stockholder interests
Applicants believe that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy. Allowing a Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.
An exemption from Rule 19b-1 would benefit stockholders in another way. Common stock of closed-end funds often trade in the marketplace at a discount to their NAV. Applicants believe that this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common stock at a consistent rate, whether or not those dividends contain an element of long-term capital gains. Any reduction in the discount at which Fund shares of common stock trade in the market would benefit the holders of the Fund's common stock along with the Fund.

B.            Each Fund's stockholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.
One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that stockholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.6 However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information will be included in each Fund's annual report to stockholders and on its Internal Revenue Service ("IRS") Form 1099-DIV, which will be sent to each common and preferred stockholder who received distributions during a particular year (including stockholders who have sold shares during the year).
In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part V below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to stockholders.
The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies, and the conditions listed below will help to ensure that each Fund's stockholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund's net investment income (which for this purpose is the Fund's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, subjecting the Funds to Section 19(b) and Rule 19b-1 would afford stockholders no extra protection. In addition, the Funds will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule or order or by the staff of the Commission.
C.            Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to stockholders.
Rule 19b-1, when applied to a Distribution Policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

6 See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong. 2d Sess. 190-95 (1966) (the "Report")); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no reason or logic in requiring any Fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the Fund's stockholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.
The Order requested by Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.
D.            Other concerns leading to adoption of Rule 19b-1 are not applicable.
Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("selling the dividend"), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor's capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, that do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.
Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred stock for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors. In addition, current tax laws discourage the selling of dividends, by treating any loss realized by a stockholder on the sale of regulated investment company stock held for six months or less as a capital loss, to the extent of any long-term capital gains paid to such stockholder on such shares.
E.            Further limitations of Rule 19b-1.
Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that a Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund's realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital7 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available. To distribute all of a Fund's long-term capital gains within the limits in Rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to a Fund's periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.
Revenue Ruling 89-818 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.
The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed end fund. Such distributions generally are either fixed or are determined in periodic auctions or remarketings or are periodically reset by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains. Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy preferred stock for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.
The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.
F.            General
The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common stock as frequently as twelve times in any one taxable year and in respect of their preferred stock as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions. Implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the "selling of dividends" problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

7 These would be returns of capital for financial accounting purposes and not for tax accounting purposes.
8 1989-1 C.B. 226.

The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred stock. Not only are such distributions fixed or determined by the market rather than by reference to the performance of the issuer but also the long-term capital gain component is mandated by the IRS to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common stock and consequently the long-term gain component cannot even be known until the end of the fund's fiscal year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1's restrictions to occur.
In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of a Fund's Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of stockholders.
V.            APPLICANT'S CONDITIONS
Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to each of the following conditions:
1.            Compliance Review and Reporting
The Fund's chief compliance officer will: (a) report to the Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.
2.            Disclosures to Fund Stockholders
(a)            Each 19(a) Notice disseminated to the holders of the Fund's common stock, in addition to the information required by Section 19(a) and Rule 19a-1:
(i)            Will provide, in a tabular or graphical format:
(1)            the amount of the distribution, on a per share of common stock basis, together with the amounts of such distribution amount, on a per share of common stock basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;
(2)            the fiscal year-to-date cumulative amount of distributions, on a per share of common stock basis, together with the amounts of such cumulative amount, on a per share of common stock basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3)            the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and
(4)            the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.
Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and
(ii)            Will include the following disclosure:
(1)            "You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Distribution Policy.";
(2)            "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income'";9 and
(3)            "The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes."
Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

9 The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(b)            On the inside front cover of each report to stockholders under Rule 30e-1 under the Act, the Fund will:
(i)            describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);
(ii)            include the disclosure required by condition 2(a)(ii)(1) above;
(iii)            state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund stockholders; and
(iv)            describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.
(c)            Each report provided to stockholders of a Fund under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.
3.            Disclosure to Stockholders, Prospective Stockholders and Third Parties
(a)            The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund common stockholder, prospective common stockholder or third-party information provider;
(b)            The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and
(c)            The Fund will post prominently a statement on its (or the Adviser's) website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such website for at least 24 months.
4.            Delivery of 19(a) Notices to Beneficial Owners
If a broker, dealer, bank or other person ("financial intermediary") holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's stock held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's stock; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5.            Additional Board Determinations for the Funds Whose Common Stock Trades at a Premium
If:
(a)            The Fund's common stock has traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's shares of common stock as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and
(b)            The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;
then:
(i)            At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of its Independent Directors:
(1)            will request and evaluate, and the Fund's Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;
(2)            will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund's investment objective(s) and policies and is in the best interests of the Fund and its stockholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:
(A)            whether the Distribution Policy is accomplishing its purpose(s);
(B)            the reasonably foreseeable material effects of the Distribution Policy on the Fund's long-term total return in relation to the market price and NAV of the Fund's common stock; and
(C)            the Fund's current distribution rate, as described in condition 5(b) above, compared with the Fund's average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and
(3)            based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and
(ii)            The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6.            Public Offerings
The Fund will not make a public offering of the Fund's common stock other than:
(a)            a rights offering below NAV to holders of the Fund's common stock;
(b)            an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or
(c)            an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:
(i)            the Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date10, expressed as a percentage of NAV as of such date, is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date11; and
(ii)            the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its shares of common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding shares of preferred stock as such Fund may issue.
7.            Amendments to Rule 19b-1
The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

10 If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.
11 If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.

VI.            APPLICABLE PRECEDENT
The Commission has recently granted relief substantially the same as that sought here to In the Matter of The Chile Fund, Inc., et al., Investment Company Act Release Nos. 29167 (March 2, 2010) (notice) and 29195 (March 30, 2010) (order); In the Matter of Lazard Global Total Return and Income Fund, Inc., et al., Investment Company Act Release Nos. 29331 (June 24, 2010) (notice) and 29344 (July 21, 2010) (order); In the Matter of Federated Enhanced Treasury Income Fund, et al., Investment Company Act Release Nos. 29341 (July 14, 2010) (notice) and 29379 (August 10, 2010) (order); In the Matter of Stone Harbor Emerging Markets Income Fund, et al., Investment Company Act Release Nos. 29791 (September 16, 2011) (notice) and 298834 (October 12, 2011) (order); In the Matter of Invesco Total Property Market Income Fund, et al., Investment Company Act Release Nos. 30055 (April 26, 2012) (notice) and 30069 (May 22, 2012) (order); In the Matter of Prudential Short Duration High Yield Fund, Inc., et al., Investment Company Act Release Nos. 30195 (September 5, 2012) (notice) and 30226 (October 2, 2012) (order); In the Matter of Royce Focus Trust, Inc., et al., Investment Company Act Release Nos. 30447 (April 4, 2013) (notice) and 30499 (April 30, 2013) (order); In the Matter of Guggenheim Equal Weight Enhanced Equity Income Fund et al., Investment Company Act Release Nos. 30780 (November 12, 2013) (notice) and 30822 (December 9, 2013) (order); The New Ireland Fund, Inc., et al., Investment Company Act Release Nos. 31184 (July 23, 2014) (notice) and 31216 (August 19, 2014) (order), In the Matter of H&Q Healthcare Investors, et al., Investment Company Act Release Nos. 31197 (August 5, 2014) (notice) and 31224 (August 27, 2014) (order); and In the Matter of Principal Real Estate Income Fund, et al., Investment Company Act Release Nos. 31290 (October 16, 2014) (notice) and 31334 (November 12, 2014) (order).
VII.            PROCEDURAL COMPLIANCE
At a meeting duly held on March 9, 2015, the Board of Directors of the Existing Fund adopted the following resolutions authorizing the execution and filing of this Application:
RESOLVED, that Sprott Focus Trust, Inc. (the "Fund") apply to the Securities and Exchange Commission, pursuant to Section 6(c) of the Investment Company Act of 1940 (the "Act"), for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder permitting the Fund to make periodic capital gains distributions on any class of capital stock of the Fund in any one taxable year, and any other sections of the Act and the Rules thereunder, and make such amendments to such application as the officers of and counsel to the Fund deem necessary and appropriate; and it was further
RESOLVED, that the President, any Vice President, Treasurer or Secretary of the Fund be and each of them hereby is authorized, acting singly, to execute and cause to be filed the application and any amendments thereto hereinabove authorized in such form as the officer executing the same may approve, his execution thereof to be conclusive evidence of such approval.
Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filings this Application on its behalf is fully authorized to do so, that under the provisions of the Articles of Incorporation of such Applicant responsibility for the management of the affairs of such Applicant is vested in its Board of Directors, and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

The verifications required by Rule 0-2(d) under the Act are attached to this Application as Exhibits A-1 and A-2. Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:
(a)            The address of each of the Applicants is:
Sprott Focus Trust, Inc.
1910 Palomar Point Way, Suite 200
Carlsbad, CA 92008

Sprott Asset Management LP
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2700
Toronto, Ontario, Canada M5J2J1
(b)            Any questions regarding this Application should be directed to Applicants' counsel:
Bibb L. Strench, Esq.
Seward & Kissel LLP
901 K Street NW
Washington, DC 20001
with a copy to:
Kirstin McTaggart
Sprott Asset Management LP
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2700
Toronto, Ontario, Canada M5J2J1
VIII.            CONCLUSION
On the basis of the foregoing, Applicants respectfully request that the Commission enter an Order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit the Existing Fund to make distributions on its common stock consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common stock as described in this Application. In addition, the Applicants request that the Order permit each Fund to make distributions on its preferred stock (if any) that it has issued or may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof.

Dated: March 27, 2015	SPROTT FOCUS TRUST, INC.

	By:	/s/ Scott Colbourne

Name: Scott Colbourne
Title: President

SPROTT ASSET MANAGEMENT LP

	By:	/s/ Kirstin McTaggart

Name: Kirstin McTaggart
Title: Chief Compliance Officer

EXHIBIT INDEX

Exhibit A-1	Verification of Sprott Focus Trust, Inc.

Exhibit A-2	Verification of Sprott Asset Management LP

Exhibit A-1
VERIFICATION
Province of Ontario, Canada	)
:ss.:
City of Toronto	)
The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application dated March 27, 2015, for and on behalf of Sprott Focus Trust, Inc., that he is the President of such entity and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
By:	/s/ Scott Colbourne

Scott Colbourne

Exhibit A-2
VERIFICATION
Province of Ontario, Canada	)
:ss.:
City of Toronto	)
The undersigned, being duly sworn, deposes and says that she has duly executed the foregoing attached application dated March 27, 2015, for and on behalf of Sprott Asset Management LP, that she is the Chief Compliance Officer of such entity and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such application have been taken. The undersigned further states that she is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.
By:	/s/ Kirstin McTaggart

Kirstin McTaggart